Issuer Free Writing Prospectus Dated September 25, 2025 Filed Pursuant To Rule 433 of the Securities Act of 1933, As Amended Relating To Preliminary Prospectus Dated September 19, 2025 Registration Statement No. 333 - 287713

Disclaimer This presentation has been prepared by C&K Group Limited (the “Company”, or “C&K Group”, “we”, "us" ) solely for informational purposes . The information presented or contained in this presentation is subject to change without notice . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof . This presentation should not be construed as legal, tax, investment or other advice . This free writing prospectus relates to the proposed initial public offering of Class A ordinary shares of the Company and should be read together with the Registration Statement on Form F - 1 /A we filed with the SEC, initially filed on September 19 , 2025 , for the offering to which this communication relates (Registration No . 333 - 287713 , the "Registration Statement") and may be accessed through the following weblink : https : / /www . sec . gov/Archives/edgar/data/ 2054947 / 000121390025089431 /ea 0234056 - 08 . htm However, the Registration Statement has not yet become effective . Before you invest, it is advisable to read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more comprehensive information about us and the offering . You can access these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, electronic copies of the prospectus relating to the offering may be obtained, when available, if you contact Craft Capital Management LLC at info@craftcm.com or the Company by email at enquiry@cnkjewellery.com. This presentation contains forward - looking statements that reflect the Company's intent, beliefs, or current expectations about the future. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. In some cases, these forward - looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "potential," "intend," "plan," "believe," "likely to," or other similar expressions. These statements are based on assumptions about the Company's operations and other factors beyond its control. As such, actual results may differ materially. Undue reliance should not be placed on these statements, and the Company undertakes no obligation to revise them based on new information or future developments. This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering. The Company currently reports financial results under U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Please refer to the prospectus where necessary for a description of our significant accounting policies. By viewing, accessing or attending this presentation, you agree not to remove these materials, or any materials provided in connection herewith, from the conference room where such documents are provided. You agree further not to photograph, copy or otherwise reproduce this presentation in any form or pass on this presentation to any other person for any purpose, during the presentation or while in the conference room. You must return this presentation and all other materials provided in connection herewith to the Company upon completion of the presentation.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. • C&K Group Limited Issuer: • Nasdaq Capital Market / CKJ Proposed Listing / Ticker: • Initial Public Offering (In Progress) Offering Type: • 2,000,000 Class A ordinary shares (before exercising over - allotment option) Proposed Shares Offered: • 300,000 Class A ordinary shares (15% of base offering) Proposed Over - Allotment Option: • Between US$4 and US$5 per Class A Ordinary Share Proposed Price Range: * Approximately 10% for brand promotion and marketing; * Approximately 10% for recruitment of experienced personnel; * Approximately 40% for strategic investments and acquisitions; * Approximately 40% for general working capital. Estimated Use of Proceeds: • Directors and officers and holders of more than 5% of our outstanding shares: six (6) months; Company: three (3) months Lock - up: • Craft Capital Management LLC and Revere Securities LLC Underwriters:

01 Company Overview 02 Industry Overview 03 Investment Highlights 04 Growth Strategies 05 Selected Financials See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

5 We are a Hong Kong – Based Pearls and Jewelry Designer and Trader established in 2016 • Engaged in purchasing, designing and sales of loose pearls and finished jewelry products with a selection of over 1,000 styles; • Offer tailor - made jewelry design services wherein we design and trade jewelry products based on customer specifications; • Primarily serve B2B (wholesalers, jewelry manufacturers, independent designers and retail sellers) for broader reach. Renowned Brand With Diversify Product Portfolio • Continually develop new jewelry collections that feature a wider variety of gemstones and precious metals; • Wider customer base in Hong Kong, USA, Japan, Australia and Europe. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Company Overview
-Our business

Our products include:



Loose pearls, matched pairs, and pearl strands



Gemstone and semi-precious stone jewelry



Classic pearl strands in various jewelry styles



Custom-designed pearl jewelry



Pearl and diamond or gemstone jewelry sets

Suppliers

- Established long-term relationships with quality suppliers, ensure premium quality, favorable pricing, and updates on industry trends;
- Extensive connections and international supplier -network enable timely procurement to satisfy diverse needs, and flexible inventory management.

Quality Control

- Rigorous processes maintain consistent high standards.

Customers

- Primarily B2B (wholesalers, jewelry manufacturers, independent designers and retail sellers) for broader reach.
- More stabilized recurring sales, improved efficiencies and fostered customer relationships.

Sales & Marketing

- Leverage social media marketing and Hong Kong's trade exhibitions;
- Promote brand by participating in product design competitions in Hong Kong.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

7 Overview of Pearls • Symbolizes purity, elegance, and sophistication; • Formal occasions like weddings and anniversaries, and for everyday wear; • Cultural significance and often associated with wealth, royalty, and spirituality . • Versatile, durable, and carry intrinsic value Competition in Pearl and Jewelry Industry • The industry is highly fragmented and competitive with various market players competing based on product quality, price and design; • No single company that dominates the industry; • Competition comes from wholesalers, manufacturers, independent designers, and retailers. The Global Market According to IMARC Group, the global pearl jewelry market size was approximately US$13.2 billion in 2024 and is expected to reach US$34.6 billion by 2033; growing at a compound annual growth rate (“CAGR”) of 10.73% from 2025 to 2033. *Source: https:// www.imarcgroup.com/pearl - jewelry - market See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Key Market Drivers and Opportunities • Advertising and promotions through social media; • Rapid technological advances enabling automatic sorting, laser cutting, grading, shaping of pearls and enhancing the efficiency of jewelry production process; • Change of lifestyle pattern and fashion trends that drive customers to demand for unique design of jewelry; • Hong Kong established its leading trading and distribution enter for pearls. It was the largest importer and the sixth largest exporter of pearls globally in 2023. Regulatory Environment • Our jewelry products exported from Hong Kong to the United States may be subject to the additional tariffs recently imposed by the U.S. government on certain products imported from China (including Hong Kong). Key Market Restraints • Excessive and intensive harvesting of oysters for pearl cultivation can lead to a disruption to the marine ecosystems; • Use of chemicals and antibiotics to maintain oyster health can pollute surrounding waters and harm marine life. 8 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Established Reputation Among Customers and Business Partners • Over 8 years of experience in pearl and jewelry industry; • Consistently providing high quality products, with competitive pricing. Access To High - quality Pearl Suppliers and Seasonal Auctions • Bulk purchasing capabilities strengthen our relationships with suppliers and ensure favorable pricing; • Close relationships with the suppliers in Australia, allow exclusive access to seasonal auctions for new pearl harvests; • Our ability to meet the specific needs of our customers fosters loyalty and repeat business. Strong and Stable International Vendor - network • Extensive network ensures a steady supply of premium quality products; • Meets diverse or unique customer demands timely to enhance customer satisfaction and loyalty; • Global supplier network for diverse, flexible and timely inventory; • Long relationships with key suppliers. 9 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Experienced Management Team With Strong Commitment • Management team with over 10 years of experience on average in the pearl and jewelry industry, and possess in - depth knowledge of the industry; • Senior management with deep industry insights of customer preferences. Online Platform For Customers To Place Purchase Orders • An online platform is continually updated with new designs and new styles of our products available for sale; • Customers can place orders and pay using the secured third - party payment system, on our online platform; Rigorous quality control • Strong commitment to quality assurance builds customer trust and maintains market reputation. • Offer after - sales services, including repair and re - stranding of pearl and other finished jewelry. 10 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Ms. Cheng Ka Ki CEO, Chairman and Director  Served as a Vice President of the Hong Kong Pearl Association since 2020,  Vice President of the Tahitian Pearl Association Hong Kong since 2024, and Vice President of the Shenzhen Pearl Industry Association since 2020;  Won awards in multiple jewelry design competitions;  Master’s degree in Corporate Governance and Directorship, Hong Kong Baptist University; Bachelor’s degree in Financial and Business Economics, Royal Holloway, University of London. Mr. Leung Wing Hong CFO  CFO since March 1, 2025;  Senior Finance Manager of China Metro - Rural Holdings Limited from February 2023 to April 2025;  Senior Deputy Financial Controller of China Skyline Development Limited since May 2025;  CPA from Hong Kong Institute of Certified Public Accountants;  Bachelor’s degree in Business Administration, City University of Hong Kong. Ms. Wong Man Yin Vanessa General Manager of Sales  Over 12 years of experience in selling and marketing of pearls and jewelry;  General Manager of Sales of C&K Jewellery since October 2024;  Deputy General Manager of C&K Jewellery from January 2020 to September 2024;  Bachelor’s degree in Economics, University of Bath;  Completed the Gemological Institute of America (GIA) Graduate Diamonds program in Hong Kong in 2013. Ms. Kong Ka Yin Director  Over 10 years of experience in the pearls and jewelry business and extensive industry knowledge and strategic approach contribution;  Served as a director of the Company since January 2025 and served as Manager of C&K Jewellery since April 2018;  Received Bachelor Degree in Social Sciences from the Edinburgh Napier University in Edinburgh, Scotland in 2024. 11 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Mr. Yuen Ka Lok Ernest Independent Non - Executive Director Nominee  A solicitor and a partner of Messer. Yuen & Partners since 1997;  Over 25 years of experience in litigation and commercial legal work in Hong Kong;  Previously served as non - executive director of Eggriculture Foods Limited (HKEX:8609), and as independent non - executive director of China Metro - Rural Holdings Limited (DCSX: CMRH);  Bachelor’s degree in Commerce, University of Toronto in Canada in 1985, and a Bachelor’s degree in Law, China University of Political Science and Law in 1999;  A member of the Law Society of Hong Kong Mr. Chung, Chi Kit Independent Non - Executive Director Nominee  Has been CEO and Executive Director of Eagle Nice (International) Holdings Ltd (“Eagle Nice”) (HKEX:2368) since 2024 and 2020, respectively;  Previously served as Deputy Chief Executive Officer and other leadership roles of Eagle Nice; and previously served as CEO of Vignette du Vin, a wine distribution company in Hong Kong;  Bachelor’s degree in Accounting and Finance, Nottingham Trent University; a master’s degree in Marketing, Royal Holloway, University of London, and a Master’s degree in International Business, Hult International Business School; Mr. Chan, Leo Independent Non - Executive Director Nominee  Over 20 years of experience in accounting, auditing and financial management;  Chief Accountant of China South City Holdings Limited, since 2015;  Previously worked as a financial controller of Kaisa Group Holdings Ltd., and as a Manager for PricewaterhouseCoopers;  A Bachelor of Business Administration (Honors) degree in Finance, City University of Hong Kong, and a Bachelor of Science degree with First Class Honors in Applied Accounting, Oxford Brookes University (the United Kingdom); Master’s degree in Professional Accountancy, the University of London;  FCCA for ACCA, and CPA from Hong Kong Institute of CPA. 12 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

• Strengthen position through diversified offerings; • Promote products and brand by participating in product design competitions in Hong Kong; Strengthen our reputation in our existing markets • Expand existing pearls and jewelry product portfolio to offer a wider range of products to our customers, including new jewelry product collections based on lab - grown diamonds; • Introduce more products and new jewelry collections incorporating a wider variety of gemstones and precious metals; • Leverage the expertise and experience gained from selling pearls and jewelry products to expand into other jewelry product markets ; • Attract a wider customer base by diversified products ; Diversify Product Portfolios Expand into new geographic markets • Enter new markets in Asia, particularly Thailand and Singapore; • Leverage digital marketing and e - commerce platforms to reach a broader customer base; Strengthen brand recognition through increased social media marketing • Promote through social medial; 13 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

• Revenue was primarily generated from the sales of loose pearls and finished jewelry products; • The Company’s major pearls and jewelry materials suppliers are located in Hong Kong, the People’s Republic of China and Japan; • Pie charts on the right set Breakdown of approximate percentage in relation to the Company’s total revenue in respect of product categories sold: Purchasing, designing and sales of loose pearls and finished jewelry products * Fiscal year ended September 30, 2024 and Six months ended March 31, 2025. Loose pearls, 31 . 1 % Finished jewelry products , 68.9% SIX MONTHS ENDED MARCH 31, 2025 Loose pearls, 49 . 8% 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Finished jewelry products , 50.2% FY ENDED SEPTEMBER 30, 2024

Revenue (In Million HKD) • Total revenue decreased by HKD14.1 million, or 30%, for the six months ended March 31, 2025, compared to the six months ended March 31, 2024. This decline was primarily driven by decrease in sales of loose pearls. • Revenue from jewelry sales increased by HKD 2.0 million, or 6%, compared to the same period of last year • Total revenue decreased by HKD 8.7million, or 12%, for the fiscal year 2024.compared to the fiscal year 2023. This decline was primarily driven by a decrease in revenue from pearl sales. Revenue (In Million HKD) - 30% - 12% 15 * Six months ended March 31, 2024 and 2025, and Fiscal years ended September 30, 2023 and 2024. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

21.4 10.1 Gross Profit (In Million HKD) Six months ended March 31 2024 2025 - 53% 46% 31% Gross Margin Six months ended March 31 2024 2025 - 15 percentage points 14.3 3.8 Net Income In Million HKD Six months ended March 31 2024 2025 - 73% * Six months ended March 31, 2024 and 2025. 16 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

26.8 28.2 Gross Profit (In Million HKD) 5% Fiscal years ended September 30 2023 2024 35% 42% Gross Margin Fiscal years ended September 30 2023 2024 7 percentage points 15.2 14.0 Net Income (In Million HKD) Fiscal years ended September 30 2023 2024 - 8% * Fiscal years ended September 30, 2023 and 2024. 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Issuer Contact: Flat 3309 - 11, 33/F, Tower 5, The Gateway, No. 15 Canton Road Tsim Sha Tsui, Kowloon, Hong Kong Tel: +852 3700 3500 Underwriter Contact: Craft Capital Management LLC info@craftcm.com +1 - 516 - 833 - 1325 Revere Securities LLC contact@reveresecurities.com +1 - 212 - 688 - 2350 Investor Relations Contact : WFS Investor Relations Inc services@wealthfsllc . com + 86 138 1176 8599 + 1 628 283 9214